THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13G FILED ON
FEBRUARY 5, 1994 (RECEIVED ON FEBRUARY 14, 1994) PURSUANT TO ITEM 201 OF REGULATION S-T


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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                        (Amendment No.            )


                      Maxicare Health Plans, Inc.
                             (Name of Issuer)

          Common Stock and 9% Series A Convertible Preferred 144a Stock

                           (Title of Class of Securities)

                           577904-20-4  and 577904-30-3

                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement
(A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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          Name of reporting person: Ryback Management Corporation
          I.R.S.  Identification  No. of  Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

          Michigan

Number of     5.             Sole Voting Power

Shares                          -0-

Beneficially  6.            Shared Voting Power

Owned by                    507,500 common shares
                             193,500 convertible preferred stock converts into

                             533,054 common shares

Each          7.            Sole Dispositive Power

Reporting                        -0-

Person With   8.            Shared Dispositive Power

                            507,500 common shares
                             193,500 convertible preferred 144a stock converts
                              into 533,054 common shares

9.   Aggregate Amount Beneficially owned by each reporting person:

           701,000 shares held by the Lindner Fund, Inc.

10.  Check Box if the Aggregate amount in Row (9) excludes certain  shares



11.  Percent of  Class Represented by Amount in Row  (9)

       7.95 fully diluted

12.  Type of Reporting Person

    IA - Ryback Management Corporation    IV - Lindner Fund, Inc.

sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!



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                                  SEC 13G

                    SECURITIES AND EXCHANGE COMMISSION
                    SCHEDULE 13g Amendment No.


Item 1(a)   Name of Issuer:

            Maxicare Health Plans, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           1149 South Broadway Street
          Los Angeles, CA 90015

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            577904-20-4 common      577904-30-3 convertible preferred

Item 3 This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), on behalf of :

    [X] Investment Company registered under Section 8 of the Investment
    Company Act  (LINDNER FUND, INC.,    LINDNER DIVIDEND FUND, AND LINDNER
    INVESTMENT SERIES)

   [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4 Ownership: The Shares listed below were held in a fiduciary capacity by Ryback Management Corporation and/or Lindner Fund, Inc. as of December 31, 1993:
        (A) Amount beneficially owned: 507,500 common shares plus 533,054 shares from conversion - Lindner Fund, Inc.

        (B) Percent of class: 7.95 fully diluted
        (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote:
         (2)shared power to vote or direct to vote: 701,000
         (3)sole power to dispose of or direct disposition of:
         (4)shared power to dispose or direct disposition of: 701,00

 Instruction: For computation regarding securities which represent the right to acquire an underlying security see Rule 13d.

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Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 5, 1994


                                  /s/  Eric E. Ryback, President
                                     Ryback Management Corporation
                                     Lindner Fund, Lindner Dividend Fund, Inc.
                                     and Lindner Investment Series Trust
                                     (314) 727-5305